April 16, 2015

Tiffany Piland Posil, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Ashford Hospitality Trust, Inc. Fourth Preliminary Proxy Statement on Schedule 14A Filed April 13, 2015 by UNITE HERE; File No. 001-31775

Dear Ms. Posil,

I am writing in response to your letter of April 10th. We have filed further revisions in response to your letter. For ease of reference, we reproduce your questions in bold type below.

1. At the forefront of the proxy statement, please succinctly outline each of the separate matters for which you are soliciting proxies.

We have outlined the matters for which we are soliciting proxies in the first section of our proxy statement.

2. We note your response to prior comment 3. Footnote 1 does not appear to reference specific bylaw provisions. Please revise to clarify the specific bylaw provisions with which you believe you have substantially complied.

We have now made specific reference to provisions of Ashford Trust’s advance notice bylaw in Footnote 1 (Section 11 a(3)(i-v) with which we believe we have substantially complied.

Based on our experience we believe few if any shareholders would want more details about the issues in the litigation, and those who do are offered more information from us free-of-charge later in that footnote. Shareholders are not being asked to vote on whether they agree with our legal position about our submissions letters, but instead on whether they endorse our proposals, so consuming more of our proxy statement to restate the Company’s lawsuit and our response would distract shareholders from the real issues.

3. Disclosure indicates that shareholders “may be giving management discretion to vote against” Unite Here proposals by executing the company’s proxy card. Please note the following disclosure in the company’s preliminary proxy statement: “We do not intend to take a stockholder vote on [Unite Here] proposals nor do we intend to solicit proxies against the proposals or use the discretionary authority granted to our proxies to vote against these proposals.” Please revise your disclosure to remove any inference that management will use discretion to vote against Unite Here proposals.

We have revised our disclosure as requested.

4. We note your recommendation that shareholders vote against the company’s nominees for the board of trustees. Please supplement your disclosure within the proxy statement to succinctly explain the reasons for your recommendation. In revising your disclosure, please be mindful of Rule 14a-9, Note b.

We have added a brief explanation of our grounds for recommending a vote against incumbent trustees, referencing the company’s lawsuits and recent actions taken by the board without shareholder approval.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE